New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock (the 'Common Stock') of Walter Energy, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on August 10, 2015 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation reached its decision to delist the Common Stock pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') because of its 'abnormally low' trading price. In addition, the Company previously fell below the NYSE’s continued listing standard in Section 802.01C of the Manual requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 trading day period. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when it has an abnormally low selling price or volume of trading. 2. NYSE Regulation, on July 8, 2015, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and letter on July 8, 2015. 3. Pursuant to the above authorization of the suspension of trading the Common Stock, a press release announcing the suspension was issued on July 8, 2015. In addition, an announcement was made immediately on the 'ticker' of the Exchange and at the close of the trading session on July 8, 2015. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.